Mail Stop 3561

      							July 20, 2005

Via U.S. Mail and Fax
Ms. Sylvia Quintero
Chief Financial Officer
Cell Wireless Corporation
4625 East Broadway
Tucson, AZ  85711

	RE:	Cell Wireless Corporation
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed June 6, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 0-49849

Dear Ms. Quintero:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ending December 31, 2004

Item 8.A.  Controls and Procedures, page 20
Evaluation of Disclosure Controls and Procedures, page 20

1. We note that your CEO and CFO concluded that your disclosure controls and procedures were not "adequately effective" as of December 31, 2004. In your amended Form 10-KSB, please provide the following disclosure:

* Describe in greater detail the nature of the deficiencies in the company`s disclosure controls and procedures;
* State when the deficiencies first arose, when the company identified such deficiencies, and how the deficiencies were identified;
* Describe in greater detail the nature of the "corrective measures" taken by the company (e.g., the "new internal policies") and the expected timetable for full implementation of such measures; and
* State whether management believes that the "corrective measures" will remediate the deficiencies sufficiently to ensure the effectiveness of the company`s disclosure controls and procedures in the future.

Changes in Internal Control Over Financial Reporting, page 20

2. We note the qualifying language included in the second half of this section. In your amended Form 10-KSB, please revise to state whether management believes that, with the implementation of the changes described here, the company`s disclosure controls and procedures will be designed to provide reasonable assurance of achieving their objectives. In this regard, we note the statement on page 20 that the company feels the engagement of the CPA "will improve the quality of future period financial reporting."

3. Please clarify the meaning of the following statement: "In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events." Your revised disclosure should describe in detail the "assumptions" and "future events." Alternatively, delete this qualification.

Notes to Consolidated Financial Statements, page F-8
Note B - Spin-off and discontinued operations

4. We note that you de-consolidated Arizona Aircraft as of
December
30, 2004. Tell us the date of the distribution. Based on disclosures in your Form 10-QSB for the quarter ended March 31, 2005, it appears that the distribution occurred after December 31, 2004. If so, tell us your basis in the accounting literature to
deconsolidate Arizona Aircraft at December 31, 2004.   Please
disclose the total number of shares distributed in the spin off and who received those shares on which dates.

5. Using the guidance in EITF 03-13 tell us why you believe it is appropriate to reflect the operations of Arizona Aircraft as discontinued operations.

Note I - Acquisition and Capital Restructure

6. In connection with the acquisition of 1Cellnet, please provide audited historical financial statements and pro-forma information as required by Rule 3-05 of Reg. S-X within 75 days of the closing of
the acquisition.   We may have further comments after the review
of
this financial information.

Exhibits 31.1 and 31.2

7. Please be advised that the Rule 13a-14 certifications must be in the exact form and include the exact disclosure as specified by Item
601(b)(31) of Regulation S-B. We note that your certifications omit certain required language (e.g., in sub-paragraph (a) of paragraph 5, the term "material weaknesses" is omitted), contains mistakes
(e.g.,
paragraph 2 refers to "quarterly report;" paragraph 4 refers to the wrong rules for the definition of "disclosure controls and procedures"), and include unnecessary language (e.g., the language contained in paragraph 6 is no longer needed). Please amend your Form 10-KSB to include the revised certifications. Please note that when you correct your certifications, you will have to re-file your
Form 10-KSB in its entirety.


Form 10-QSB for the quarter ending March 31, 2005

8. You state the transaction with 1Cellnet as a recapitalization effected by a reverse acquisition effective March 9, 2005. We note that you determined the accounting acquirer to be 1Cellnet. Tell us how you accounted for the transaction in the statement of shareholders` equity for the quarter ending March 31, 2005. Specifically, have all transactions occurring prior to the date of the acquisition and in prior periods been restated to reflect the ratio of shares exchanged in the merger.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu, Staff Attorney, at (202) 551-3372 or me at (202) 551-3810 with any other questions.

								Sincerely,

								/s/ Carlos Pacho
								For Larry Spirgel
								Assistant Director
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Ms. Sylvia Quintero
Cell Wireless Corporation
July 20, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE